September 25, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 17, 2018
           File No. 333-226990

Dear Ms. Dai:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2018 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 1 and reissue. Please explain to us how the over-subscription option may or may not differ from a traditional over-allotment option that is commonly used in firm commitment offerings. Please also reconcile your cover page disclosure that the underwriter may exercise the over-subscription option on or prior
 Zeshu Dai
China Xiangtai Food Co., Ltd.
September 25, 2018
Page 2
         to the Termination Date to extend the offering for an additional 45 days to sell up to an additional 450,000 ordinary shares with the statement in your response letter that the over-
         subscription option can be exercised during a period of 45 days after the closing date of the maximum offering only. Please also clarify whether trading on the Nasdaq Capital
         Market may commence prior to the Final Termination Date.
       You may contact Amy Geddes at (202) 551-3304 or Andrew Mew, Senior Assistant
Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Justin Dobbie,
Legal Branch Chief, at (202) 551-3469 with any other questions.



FirstName LastNameZeshu Dai                                    Sincerely,
Comapany NameChina Xiangtai Food Co., Ltd.
                                                               Division of
Corporation Finance
September 25, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName